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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

iSecureTrac Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

0-26455

(CUSIP Number)

Heather Kreager
Mykonos 6420 LP
Two Lincoln Center
5420 LBJ Freeway, Suite 1450
Dallas, Texas 75240
(214) 210-5000

with a copy to:

Richard S. Meller Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	Heather Kreager Herakles Investments, Inc. 5949 Sherry Lane, Suite 1900 Dallas, Texas 75225 (214) 210-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 0-26455			Page 1 of 6

1.	Name of Reporting Person: Mykonos 6420 LP		I.R.S. Identification Nos. of above persons (entities only): 20-3009894

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 143,038,849 (See Item 5)

		8.	Shared Voting Power: 0 (See Item 5)

		9.	Sole Dispositive Power: 143,038,849 (See Item 5)

		10.	Shared Dispositive Power: 0 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 143,038,849 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.4% (See Item 5)

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 0-26455			Page 2 of 6

1.	Name of Reporting Person: Sponsor Investments, LLC		I.R.S. Identification Nos. of above persons (entities only): 02-0681770

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 143,038,849 (See Item 5)

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 143,038,849 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 143,038,849 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.4% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 0-26455			Page 3 of 6

1.	Name of Reporting Person: Herakles Investments, Inc.		I.R.S. Identification Nos. of above persons (entities only): 37-1461244

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 143,038,849 (See Item 5)

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 143,038,849 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 143,038,849 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.4% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 0-26455			Page 4 of 6

1.	Name of Reporting Person: Consolidated Investment Services, Inc.		I.R.S. Identification Nos. of above persons (entities only): 88-0214301

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Nevada

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 143,038,849 (See Item 5)

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 143,038,849 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 143,038,849 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.4% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 0-26455			Page 5 of 6

1.	Name of Reporting Person: Sammons Enterprises, Inc.		I.R.S. Identification Nos. of above persons (entities only): 75-6027423

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 143,038,849 (See Item 5)

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 143,038,849 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 143,038,849 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.4% (See Item 5)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 0-26455			Page 6 of 6

1.	Name of Reporting Person: Charles A. Sammons 1987 Charitable Remainder Trust Number Two		I.R.S. Identification Nos. of above persons (entities only): 75-2182631

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 (See Item 5)

		8.	Shared Voting Power: 143,038,849 (See Item 5)

		9.	Sole Dispositive Power: 0 (See Item 5)

		10.	Shared Dispositive Power: 143,038,849 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 143,038,849 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 57.4% (See Item 5)

14.	Type of Reporting Person (See Instructions): OO

ITEM 1. SECURITY AND ISSUER.

     This statement (this “Statement”) relates to the common stock, par value $.001 per share (the “Common Stock”), of iSecureTrac Corp., a Delaware corporation (the “Company”), which has its principal business office at 5078 S. 111th Street, Omaha, Nebraska 68137.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed by: (i) Mykonos 6420 LP, a Texas limited partnership (“Mykonos”); (ii) Sponsor Investments, LLC, a Texas limited liability company (“Sponsor”); (iii) Herakles Investments, Inc., a Delaware corporation (“Herakles”); (iv) Consolidated Investment Services, Inc., a Nevada corporation (“CISI”); (v) Sammons Enterprises, Inc., a Delaware corporation (“Sammons”); and (vi) Charles A. Sammons 1987 Charitable Remainder Trust Number Two, a charitable trust formed in the state of Texas (the “Sammons Trust,” and collectively with Mykonos, Sponsor, Herakles, CISI and Sammons, the “Reporting Persons”). Each of Sponsor, Herakles, CISI, Sammons and the Sammons Trust disclaim beneficial ownership of the shares of Common Stock beneficially owned by Mykonos.

(a) — (c), (f)

     Mykonos is a Texas limited partnership formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Mykonos is Two Lincoln Centre, 5420 LBJ Freeway, Suite 1450, Dallas, Texas 75240. Sponsor is the general partner of Mykonos.

     Sponsor is a Texas limited liability company formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Sponsor is Two Lincoln Centre, 5420 LBJ Freeway, Suite 1450, Dallas, Texas 75240. Set forth on Schedule I hereto and incorporated herein by reference is the name, business address, and principal occupation or employment of each executive officer of Sponsor. The managing member of Sponsor is Herakles.

     Herakles is a Delaware corporation formed to make investments through acquiring, holding or disposing of equity securities or otherwise. The address of the principal business and principal offices of Herakles is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. Set forth on Schedule II hereto and incorporated herein by reference is the name, business address, and principal occupation or employment of each executive officer and director of Herakles. Herakles is a wholly-owned subsidiary of CISI.

     CISI is a Nevada corporation, formed as a holding company. The address of the principal business and offices of CISI is One Midland Plaza, Sioux Falls, South Dakota 57193. Set forth on Schedule III hereto and incorporated herein by reference is the name, business address, and principal occupation or employment of each executive officer and director of CISI. CISI is a wholly-owned subsidiary of Sammons.

     Sammons is a Delaware corporation formed as a holding company. The address of the principal business and offices of Sammons is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. Set forth on Schedule IV hereto and incorporated herein by reference is the name, business address, and principal occupation and employment of each executive officer and director of Sammons. Sammons is controlled by the Sammons Trust.

     The Sammons Trust is a charitable trust formed in the state of Texas. The address of the principal business and offices of the Sammons Trust is 5949 Sherry Lane, Suite 1900, Dallas, Texas 75225. The Sammons Trust is controlled by Elaine D. Sammons and Robert W. Korba who serve as co-trustees. Each of Ms. Sammons and Mr. Korba is a United States citizen who business address is the same as the Sammons Trust. Each of Ms. Sammons and Mr. Korba’s principal occupation is a business executive.

     Each of the executive officers of the Reporting Persons is a citizen of the United States, except for General Goh Yong Siang who is a citizen of Singapore.

     (d) and (e)

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     During the last five years, no Reporting Person or any other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On June 27, 2005, pursuant to the Securities Purchase Agreement (the “Securities Purchase Agreement”), dated as of June 21, 2005, between the Company and Mykonos, the Company issued 1,000,000 shares of the Company’s Series C 8% Cumulative, Compounding Exchangeable Preferred Stock, par value $.01 per share (the “Preferred Stock”) plus warrants to purchase 32,342,315 shares of Common Stock pursuant to the terms of the Warrant Agreement (the “Warrant Agreement”), dated as of June 27, 2005, between the Company and Mykonos, to Mykonos, for a purchase price of $11,000,000 in cash. Of the $11,000,000 Mykonos paid to the Company pursuant to the Securities Purchase Agreement $90,000 was remitted to Mykonos as reimbursement for expenses incurred by Mykonos in connection with the transactions contemplated in the Securities Purchase Agreement and $1,749,075 was paid at closing to Opus 5949 LLC (“Opus”), an affiliate of Mykonos, in repayment of three short-term loans made by Opus to the Company. The Securities Purchase Agreement and Warrant Agreement are attached hereto as Exhibit 3 and Exhibit 4, respectively, and are incorporated by reference herein. All funds used by Mykonos in respect to the transaction were paid out of working capital provided by capital contributions to Mykonos made by Mykonos’ limited partners.

ITEM 4. PURPOSE OF TRANSACTION.

     The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes.

     Pursuant to the terms of the Securities Purchase Agreement, prior to the closing of the Securities Purchase Agreement the Company agreed to increase the authorized number of directors from six to seven, accept the resignations of Robert E. Badding, Martin J. Halbur and Ronald W. Muhlbauer and effective upon the closing of the Securities Purchase Agreement substitute Robert W. Korba, Bruce Leadbetter, General Goh Yong Siang and Joseph A. Ethridge as members of the board of directors of the Company, each of whom was designated by Mykonos pursuant to the terms of the Certificate of Designation, Preferences and Rights of Series C 8% Cumulative, Compounding Exchangeable Preferred Stock (the “Series C Certificate”), described below. The Series C Certificate is attached hereto as Exhibit 6 and is incorporated herein by reference.

     In addition, pursuant to the terms of the Securities Purchase Agreement, the Company has agreed to use its best efforts to amend the Company’s certificate of incorporation to increase the number of authorized but unissued shares of Common Stock to at least the number of shares of Common Stock then issued or potentially issuable in the future pursuant to the terms of the Securities Purchase Agreement, including the conversion of the Preferred Stock and exercise of the B Warrants.

     Pursuant to the Series C Certificate, as long as 50% of the shares of Preferred Stock remain outstanding, the holders of the Preferred Stock will have the right, voting separately as a class to the exclusion of the holders of Common Stock, to elect a majority of the members to the Company’s Board of Directors. Mykonos is currently the sole holder of the Preferred Stock.

     The Reporting Persons routinely monitor the performance of their investments in the Company. In this connection, the Reporting Persons intend to continuously evaluate the Company’s business, financial condition, operating results, capital structure, management, stock market performance, competitive outlook and other relevant factors. As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from members of the board of directors, officers or representatives of the Company and other persons regarding the Company’s affairs and strategic alternatives, and the interests of other stockholders in participating in such alternatives. Depending on such evaluations, the Reporting Persons may, at any time and from time to time, purchase shares of Common Stock or may dispose of any and all shares of Common

2

Stock held by them. The Reporting Persons may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Company, including a possible recapitalization or sale of the Company. In connection with plans or proposals that the Reporting Persons may develop, the Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Company concerning the matters addressed in the preceding sentence, and may enter into agreements with the Company in connection with those negotiations and proposals, including confidentiality and/or other arrangements. In addition to Mykonos’ right to elect a majority of the Company’s board of directors as set forth in the Series C Certificate and discussed above, the Reporting Persons may identify and seek to nominate one or more persons for election to the Company’s board of directors and solicit consents or proxies to remove one or more members of the Company’s board of directors and elect such nominees to the Company’s board of directors.

     Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Company, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

     Pursuant to the Securities Purchase Agreement, Mykonos acquired 1,000,000 shares of Preferred Stock and warrants to purchase 32,342,315 shares of Common Stock (the “B Warrants”) pursuant to the terms of the Warrant Agreement. Pursuant to the terms of the Warrant Agreement each of the B Warrants are exercisable or will become exercisable within 60 days (except for the right to purchase approximately 448,617 shares of Common Stock, which will vest periodically until May 26, 2007 when the last warrant fully vests) at exercise prices ranging from $.23 to $1.65 per share. Pursuant to the Series C Certificate, subject to standard antidilution protections, each share of Preferred Stock is exchangeable for 47.826087 shares of Common Stock plus warrants to purchase an additional 62.870447 shares of Common Stock at $.23 per share (the “A Warrants”). In addition, pursuant to the Series C Certificate each share of Preferred Stock will vote with the Common Stock on all matters submitted to the vote of the Company’s stockholders other than the election of directors. In such matter, each share of Preferred Stock will entitle the holder thereof to 110 votes, subject to standard antidilution protections. Assuming conversion of the Preferred Stock and exercise of the A Warrants and B Warrants in full Mykonos beneficially owns 143,038,849 shares of Common Stock representing 57.4% of the issued and outstanding Common Stock, based on 106,355,493 shares of Common Stock outstanding as of June 30, 2005 (and excluding outstanding options and warrants). Mykonos has the sole power to vote or direct the vote and dispose or direct the disposition of the 143,038,849 shares of Common Stock it beneficially owns. Neither the filing of this Schedule 13D nor any of its contents shall constitute an admission that Sponsor, Herakles, CISI, Sammons or the Sammons Trust are beneficial owners of the securities described in this paragraph for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

     Sponsor is the general partner of Mykonos and may be deemed to share voting and dispositive power with respect to the 143,038,849 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Sponsor is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

     Herakles is the manager of Sponsor and may be deemed to share voting and dispositive power with respect to the 143,038,849 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Herakles is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

     CISI is the sole stockholder of Herakles and may be deemed to share voting and dispositive power with respect to the 143,038,849 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor

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any of its contents shall be deemed to constitute an admission that CISI is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

     Sammons is the sole stockholder of CISI and may be deemed to share voting and dispositive power with respect to the 143,038,849 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Sammons is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

     The Sammons Trust controls Sammons and may be deemed to share voting and dispositive power with respect to the 143,038,849 shares of Common Stock held by Mykonos. In addition, each of Ms. Sammons and Mr. Korba in their respective capacity of co-trustee of the Sammons Trust may be deemed to share voting and dispositive power with respect to the 143,038,849 shares of Common Stock held by Mykonos. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Sammons Trust, Ms. Sammons or Mr. Korba is the beneficial owner of the securities described in this Item 5 above for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purposes, and such beneficial ownership is expressly disclaimed.

(c)

     Except as described elsewhere in this Schedule 13D, neither the Reporting Persons nor, to the best of the knowledge of each Reporting Person, any of the Persons named on Schedules I through V of this Schedule 13D, has effected a transaction in shares of Common Stock of the Issuer during the past 60 days.

(d) and (e)

Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Securities Purchase Agreement

     The Securities Purchase Agreement is attached hereto as Exhibit 3 and is incorporated by reference herein. The terms and conditions of the Securities Purchase Agreement are further described in Items 3, 4 and 5 above and are incorporated by reference herein.

The Warrant Agreement

     The Warrant Agreement is attached hereto as Exhibit 4 and is incorporated by reference herein. Pursuant to the terms of the Warrant Agreement the Company granted Mykonos a total of 213 warrants to purchase an aggregate of 32,342,315 shares of Common Stock as set forth on Schedule A attached thereto. Each numbered warrant listed on Schedule A to the Warrant Agreement shall be exercisable on the schedule set forth therein and will expire on March 1st of the year following the calendar year of the expiration date of such numbered warrant as provided therein. The terms and conditions of the Warrant Agreement are further described in Items 3 and 5 above and are incorporated by reference herein.

The Registration Rights Agreement

     On June 27, 2005, the Company and Mykonos entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the Company is obligated, at its own expense, to register for sale with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”) the Common Stock issued to Mykonos upon exchange of the Preferred Stock, the A Warrants and B Warrants. Mykonos has the right to make three demands for registration, unlimited “piggyback” registration rights and unlimited rights to demand the Company to file a shelf registration

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statement purchase to Rule 415 under the Securities Act. The Registration Rights Agreement is attached hereto as Exhibit 5 and is incorporated by reference herein.

     Other than as described herein, there are no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.	Power of Attorney.

2.	Joint Filing Agreement.

3.	Securities Purchase Agreement, dated as of June 21, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 23, 2005.

4.	Warrant Agreement, dated as of June 27, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 29, 2005.

5.	Registration Rights Agreement, dated as of June 27, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 29, 2005.

6.	Certificate of Designation, Preferences and Rights of Series C 8% Cumulative, Compounding Exchangeable Preferred Stock, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 23, 2005.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2005

MYKONOS 6420 LP
By:	Sponsor Investments, LLC, its general partner

By:	Herakles Investments, Inc., its manager

By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	Vice President

SPONSOR INVESTMENTS, LLC
By:	Herakles Investments, Inc., its manager

By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	Vice President

HERAKLES INVESTMENTS, INC.
By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	Vice President

CONSOLIDATED INVESTMENT SERVICES, INC. Herakles Investments, Inc., Attorney in Fact for Consolidated Investment Services, Inc.

By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	Vice President

SAMMONS ENTERPRISES, INC. Herakles Investments, Inc., Attorney in Fact for Sammons Enterprises, Inc.

By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	Vice President

CHARLES A. SAMMONS 1987 CHARITABLE REMAINDER TRUST NUMBER TWO Herakles Investments, Inc., Attorney in Fact for Charles A. Sammons 1987 Charitable Remainder Trust Number Two

By:	/s/ Heather Kreager
	Name:	Heather Kreager
	Title:	Vice President

Schedule I

Directors and Officers of Sponsor

Name and Position	Principal Occupation	Principal Business Address
Robert W. Korba, Chairman	Business Executive	5949 Sherry Ln. #1900 Dallas, TX 75225
Bruce Leadbetter, Chief Executive Officer	Business Executive	Two Lincoln Centre, 5420 LBJ Freeway, Suite 1450, Dallas, Texas 75240
Paul Pottinger, Executive Vice President	Business Executive	Two Lincoln Centre, 5420 LBJ Freeway, Suite 1450, Dallas, Texas 75240
Yong S. Goh, Vice President	Business Executive	Two Lincoln Centre, 5420 LBJ Freeway, Suite 1450, Dallas, Texas 75240
Heather Kreager, Vice President, General Counsel and Secretary	Attorney	5949 Sherry Ln. #1900 Dallas, TX 75225

Schedule II

Directors and Officers of Herakles

Name and Position	Principal Occupation	Principal Business Address
Robert W. Korba, President and Director	Business Executive	5949 Sherry Ln. #1900 Dallas, TX 75225
Joseph A. Ethridge, Sr. VP-Finance and Treasurer	Chief Financial Officer	5949 Sherry Ln. #1900 Dallas, TX 75225
Robert S. Kendall, Vice President	Business Executive	5949 Sherry Ln. #1900 Dallas, TX 75225
Heather Kreager, Vice President, General Counsel and Secretary	Attorney	5949 Sherry Ln. #1900 Dallas, TX 75225

Schedule III

Directors and Officers of Consolidated Investment Services, Inc.

Name and Position	Principal Occupation	Principal Business Address
Michael M. Masterson, President and Director	Insurance Executive	525 West Van Buren Chicago, IL 60607
Stephen P. Horvat, Jr., Vice President and Director	Attorney	525 West Van Buren Chicago, IL 60607
Thomas M. Meyer, Vice President	Financial Officer	One Midland Plaza Sioux Falls, SD 57193
Heather Kreager, Vice President, General Counsel and Secretary	Attorney	5949 Sherry Ln. #1900 Dallas, TX 75225
John J. Craig, Treasurer	Insurance Executive	525 West Van Buren Chicago, IL 60607

Schedule IV

Directors and Officers of Sammons Enterprises, Inc.

Name and Position	Principal Occupation	Principal Business Address
Elaine D. Sammons, Director and Chairman of the Board	Business Executive	5949 Sherry Ln. #1900 Dallas, TX 75225
Robert W. Korba, Director and President	Business Executive	5949 Sherry Ln. #1900 Dallas, TX 75225
Joseph A. Ethridge, Sr. VP-Finance and Treasurer	Chief Financial Officer	5949 Sherry Ln. #1900 Dallas, TX 75225
Robert S. Kendall, Vice President	Business Executive	5949 Sherry Ln. #1900 Dallas, TX 75225
Heather Kreager, Vice President, General Counsel and Secretary	Attorney	5949 Sherry Ln. #1900 Dallas, TX 75225
Pamela Doeppe, Vice President	Tax Executive	5949 Sherry Ln. #1900 Dallas, TX 75225
Joe Zimmerman, Vice President	Business Executive	5949 Sherry Ln. #1900 Dallas, TX 75225
Mary Anne Cree, Director	Business Executive	3811 Turtle Creek Blvd. Dallas, TX 75219
Vester T. Hughes, Director	Attorney	1717 Main Street Dallas, TX 75201
David E. Sams, Jr., Director	Insurance Consultant	5949 Sherry Ln. #1900 Dallas, TX 75225

EXHIBIT INDEX

1.	Power of Attorney.

2.	Joint Filing Agreement.

3.	Securities Purchase Agreement, dated as of June 21, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 23, 2005.

4.	Warrant Agreement, dated as of June 27, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 29, 2005.

5.	Registration Rights Agreement, dated as of June 27, 2005, between iSecureTrac Corp. and Mykonos 6420 LP, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 29, 2005.

6.	Certificate of Designation, Preferences and Rights of Series C 8% Cumulative, Compounding Exchangeable Preferred Stock, incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by iSecureTrac Corp., with the SEC on June 23, 2005.